Room 4561

June 4, 2007

Mr. Daniel Lender
Chief Financial Officer
QAD, Inc.
One Lexmark Center Drive
6450 Via Real
Carpinteria, California 93013

> **RE:**   **QAD, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **File No. 0-22823**

Dear Mr. Lender:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Note 1. Summary of Business and Significant Accounting Policies, page 53

Revenue Recognition, page 54

1. We note your disclosures on page 37 where you indicate that the increase in accounts receivable at January 31, 2007 is due, in part, to a slowdown in collections near the end of fiscal 2007. Tell us whether there were any collectibility or billing problems with any major customers or class of customers and tell us what impact, if any, this had on your revenue recognition policy. Your response should discuss significant changes in credit terms, collection efforts, and credit utilization and/or delinquency policies that lead to this slowdown.

2. We note disclosure on page 34 of the filing that states, "Once the renewal commitment is secured, the customer is invoiced for the full contractual period, and the portion of the revenue deferred due to the delay is recognized immediately at time of invoice." This disclosure suggests that you provide PCS services on an uninterrupted basis between expiration of the previous contract and subsequent renewal or termination. Please explain to us how the services provided during this period are contemplated in the expired arrangements and indicate the typical length of time over which customers receive these services. In addition, tell us how you considered whether providing these services beyond the contractual term of the expired arrangement affects the term over which you recognize your PCS revenue. Finally, clarify for us when you bill your customers for the renewal and record the related receivables (i.e., upon authorization of the renewal or on some earlier date). Please refer to the authoritative literature that supports your accounting policies.

Recent Accounting Standards, page 58

Effects of Prior Years Misstatements, page 59

3. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108 (either individually or in aggregate). Based on your current disclosure indicating that "the Company considers this adjustment to be immaterial to prior periods" it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate. As a result, please clarify how the "immaterial adjustment" to your beginning accumulated deficit for fiscal 2007 of $420,000 complies with SAB 108. In addition, clarify for us when this error arose.

Note 5. Composition of Certain Financial Statement Captions, page 63

4. Please quantify the line items included within other current liabilities and tell us how you considered the guidance in Rule 5-02.24 of Regulation S-X.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief